EXHIBIT 4.3

Timberline Resources Corporation

2005 Equity Incentive Plan (amended)

- Stock Option Agreement – ISO-{##}

{NAME}

Date of Grant:

          MMM DD, YYY

           Exercise Price:  $X.XX per share

Number of Shares:    ##,###

Expiration Date:  (X) years from MM/DD/YY

Your Option is an Incentive Stock Option (“ISO”)

Pursuant to this Stock Option Agreement, Timberline Resources Corporation, an Idaho corporation (the “Company”), has granted you an Option under its amended 2005 Equity Incentive Plan (the “Plan”) to purchase the number of Option Shares of the Company’s Common Stock indicated above at the initial exercise price indicated above.  Capitalized terms used but not defined in this Agreement shall have the meanings provided in the Plan.  The details of your Option are as follows:

1.

Vesting.  Subject to the provisions of §4(b) below, your Option will vest (i.e. become exercisable) as follows; {Vesting Schedule}.

2.

Method of Payment.  Payment of the exercise price is due in full in cash upon exercise of all or any part of your Option.

3.

Term.  The Term of your Option commences on the Date of Grant and will expire on the date set forth above; provided that your Option may expire earlier as provided in the Plan.

4.

Exercise.

(a)

You may exercise your Option during its Term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

(b)

You will be entitled to “Early Exercise” of your Option, as described in §6(i) of the Plan.

(c)

As a condition to any exercise of your Option, the Company may withhold shares, require you to deposit cash, and/or otherwise require you to enter an arrangement providing for the payment by you of any tax withholding obligation of the Company arising by reason of (i) the exercise of your Option, (ii) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise, or (iii) the disposition of shares acquired upon such exercise.

(d)

By exercising your Option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the Option Shares that occurs (i) within two (2) years after the Date of Grant, or (ii) within one (1) year after such Option Shares are acquired as a result of exercise of your Option.

5.

Notices.  Any notices provided for in your Option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

6.

Plan Governs.  Your Option and Option Shares are subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Option, and are further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted by the Committee pursuant to the Plan (all of which will be binding on you).  You acknowledge having received and read the Plan, and having consulted with such tax and other advisors as may have been necessary for you to understand the Plan and this Agreement.  In the event of any conflict between the provisions of your Option and those of the Plan, the provisions of this Agreement shall control.

THE COMPANY:

TIMBERLINE RESOURCES CORPORATION

By:

Name:  Randal Hardy

Title:  CEO – Timberline Resources, Corp.

Date:

,

OPTIONHOLDER:

By:

Name:  {NAME}

Title:

Date:

,

2